Exhibit 12

MARRIOTT INTERNATIONAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twelve Weeks Ended
($ in millions, except ratio)	March 23, 2007	March 24, 2006
Income from continuing operations before income taxes and minority interest (1)	$196	$220
(Income) loss related to equity method investees	(2)	3

	194	223
Add/(deduct):
Fixed charges	64	52
Interest capitalized	(9)	(6)
Distributed income of equity method investees	4	3
Minority interest in pre-tax loss	—	6

Earnings available for fixed charges	$253	$278

Fixed charges:
Interest expensed and capitalized (2)	$42	$33
Estimate of interest within rent expense	22	19

Total fixed charges	$64	$52

Ratio of earnings to fixed charges	4.0	5.3

(1)

Reflected in income from continuing operations before income taxes and minority interest are the following items associated with the synthetic fuel operation: an operating loss of $36 million, net earn-out payments made of $12 million, and interest expense of $6 million for the twelve weeks ended March 23, 2007; and an operating loss of $27 million and net earn-out payments made of $4 million for the twelve weeks ended March 24, 2006.

(2)	“Interest expensed and capitalized” includes amortized premiums, discounts, and capitalized expenses related to indebtedness.

Exhibit 12

1